UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

HOLD ME LTD.

(Exact name of Registrant as specified in its charter)

30 Golomb Street

Ness Zioyna, Israel 7401337

972-50-222-2755

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Purchase of Subsidiary

Hold Me Ltd., a company incorporated in the State of Israel (the “Company”), has signed an agreement to purchase from Yonatan Shachar, an Israeli citizen, 100% of the outstanding shares of S.Y. Calimero Entrepreneurship Ltd – an Israeli company that has a basic (limited) non-banking credit license allowing it to provide credit in Israel – for the total amount of NIS 125,000 (approximately USD 32,900). The purchase is subject to a condition that the controlling shareholder of the Company, Menachem Shalom, would be granted a permit to control the purchased company. Such permit is needed to be granted by the Israeli Authority for Capital Markets, Insurance and Savings.

NIS 40,000 are to be transferred upon the execution of the agreement and the rest are to be transferred to an escrow account and to be released to the Seller once the condition is satisfied.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hold Me Ltd.

Date: August 28, 2023	By:	/s/ Menachem Shalom
Menachem Shalom Chief Executive Officer and Chief Financial Officer

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